SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

781386305

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

with a copy to:

Rick A. Werner, Esq.

Haynes and Boone, LLP

26th Floor

New York, NY 10112

(212) 659-4974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,405 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,405 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,405 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 593,472 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager.
(2)	Excludes 2,621,028 shares of Class B Common Stock held by Mr. Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,028 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,028 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,028 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 2,621,405 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(2)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 5,212,056 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
(3)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC -2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 593,472 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,472 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,472 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 4,648,961 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)	Based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by RumbleOn, Inc. in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023, Amendment No. 3 filed on June 20, 2023 and Amendment No. 4 filed on July 3, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 5 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 2.	Identity and Background.

The information contained in Item 2(c) of the Amended Schedule 13D is hereby amended and restated as follows:

Mr. Coulter is a Class II director of the Board and the founder and Manager of Coulter Management Group LLLP. The address of Coulter Management Group LLLP is 1188 East Camelback Road, Phoenix, AZ 85014. The principal business of Coulter Management Group LLLP is managing multiple auto dealerships and investment real estate. Mr. Tkach is a Class III director of the Board and the Interim Chief Executive Officer of the Issuer. WJC Properties is an Arizona limited liability company, and its principal business is managing investments. WRC LLC is a Delaware limited liability company, and its principal business is holding investments. The 98 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter. 2021 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

As of the 2023 Annual Meeting, held on July 14, 2023, the Coulter Observer Period ended and Mr. Coulter was elected as a Class II director of the Board pursuant to the proxy and shareholder vote at the 2023 Annual Meeting.

Also on July 14, 2023, Mr. Tkach resigned from his position as an unclassified director and the Board appointed him to the vacant Class III Board seat created by the resignation of Marshall Chesrown in accordance with the terms of the cooperation agreement entered into on June 15, 2023, by and among the Issuer, Mr. Tkach and William Coulter (the “Cooperation Agreement”).

On August 8, 2023, the Issuer entered into a Standby Purchase Agreement (the “Purchase Agreement”) with Mr. Tkach, Mr. Coulter, and Stone House Capital Management, LLC (“Stone House”). Mr. Tkach, Mr. Coulter, and Stone House are referred to herein as each, a “Standby Purchaser” and collectively, the “Standby Purchasers”. As discussed in a press release dated August 9, 2023 (the “Rights Offering Press Release”), the Purchase Agreement provides that, among other things, the Issuer proposes to conduct a rights offering (the “Rights Offering”) in which it will distribute, at no charge, to each holder of outstanding shares of Class B Common Stock (in addition to each holder of record of its outstanding shares of Class A Common Stock of the Issuer, par value $0.001 per share, and to each holder of record of certain outstanding warrants to purchase shares of Class B Common Stock) (collectively, the “Eligible Securityholders”) non-transferable rights (the “Subscription Rights”) to subscribe for and purchase shares of Class B Common Stock. The aggregate subscription price of all shares of Class B Common Stock to be offered in the Rights Offering is $100.0 million.

Within two business days after the closing of the Rights Offering, each Standby Purchaser has agreed, severally and not jointly, to purchase from the Issuer in a private placement (the “Backstop Private Placement”) any shares of Class B Common Stock included in the Rights Offering that were not subscribed for and purchased by Eligible Securityholders (collectively, the “Backstop Securities”) for the same per share subscription price payable by Eligible Securityholders electing to exercise their Subscription Rights in the Rights Offering. The Purchase Agreement allocates the several obligation to purchase unsubscribed shares among the Standby Purchasers as follows: (i) Mr. Tkach: 25%; (ii) Mr. Coulter: 25%; and (iii) Stone House: 50%. Mr. Tkach and Mr. Coulter are not entitled to receive a fee for the commitment made by each of them under the Purchase Agreement. Mr. Tkach and Mr. Coulter are, however, entitled to receive reimbursement of reasonable expenses related to the Purchase Agreement and the Rights Offering.

The foregoing descriptions of the Cooperation Agreement, the Purchase Agreement and the Rights Offering Press Release do not purport to be complete and are qualified in their entirety by reference to the full text of the Cooperation Agreement, the Purchase Agreement and the Rights Offering Press Release, each of which are incorporated herein by reference to Exhibit 99.9, Exhibit 99.12 and Exhibit 99.13 to this Schedule 13D, respectively.

Item 5.	Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 16,671,994 shares of Class B Common Stock outstanding as of August 8, 2023, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

A.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 2,621,405 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 593,472 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 15.7%

(b)

1.	Sole power to vote or direct vote: 2,621,405

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 2,621,405

4.	Shared power to dispose or direct disposition: 0

B.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 2,621,028 shares of Class B Common Stock.

Percentage: 15.7%

(b)

1.	Sole power to vote or direct vote: 2,621,028

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 2,621,028

4.	Shared power to dispose or direct disposition: 0

C.	WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 30,377 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

D.	WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 30,377 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

E.	98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 30,377 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

F.	2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 593,472 shares of Class B Common Stock.

Percentage 3.6%

(b)

1.	Sole power to vote or direct vote: 593,472

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 593,472

4.	Shared power to dispose or direct disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 5,242,433 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 35.6% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No.4.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 5 is incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.11 – Joint Filing Agreement, dated August 17, 2023 (filed herewith)

Exhibit 99.12 – Standby Purchase Agreement, dated as of August 8, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.13 – Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

WJC PROPERTIES, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

THE WRC-98 TRUST

/s/ William Coulter
By: William Coulter
Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter
Title: Trustee